FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 13, 2006	Tyler Resources Inc. (Registrant) "Barbara O'Neill" Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: February 23, 2006

NEWS RELEASE NR 06-03

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Investor Relations

Chevonne Miller, Breakthrough Financial Marketing

Inc. at 1-403-269-7676 or 1-866-269-7676  miller@breakthrough.ab.ca

Tyler announces further porphyry intersects at Bahuerachi, including 60 meters grading

 1.03 % copper and 0.018% molybdenum within 152.4 meters grading 0.53% copper and 0.02% molybdenum from ongoing 2006 drilling.

Tyler Resources Inc. is pleased to announce assay results for drill holes #53 (end), #54, and drill hole #55 for its Bahuerachi project, Mexico.

The three drill holes reported herein were drilled on three sections as outlined on the attached general drill hole location map.  Holes #53, 54 and 55 were tests within the core of the Main Zone and all have contributed to expanding the extent of the mineralized porphyry complex along width and at depth.  Results are presented in the following table and discussed below.  Sections for all drill holes are posted with the news release on our website at www.tylerresources.com.

Significant intervals for drill holes DDH-BAH 53 to 55 (Main Zone Porphyry).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-53	37	108.25	71.25*	0.21	trace	1.5		anomalous	Sediments, mixed oxides and sulphides
	192.5	240	47.5*	0.23	0.03	2.1		anomalous	Porphyry
	247.25	309	61.75*	0.46	0.06	4.0		0.003	Porphyry
	326.2	355.6	29.4	0.42	0.05	3.4		0.002	Porphyry
	381.6	406.75	25.15	0.44	0.03	2.7			Porphyry
	430	446.3	16.3	0.50	0.03	3.8		0.009	Porphyry
	503.4	516.6	13.2	0.16	trace	4.5		anomalous	Porphyry

BAH-54	14	215	201**	0.41	0.02	1.6		0.015	Porphyry/Dykes
including	14	74	60	1.03	0.03	2.8		0.018	Porphyry
	230.1	265.6	35.5	0.14	0.01	1.6		0.02	Porphyry
	351	412	61	0.14	trace	1.9	0.1	0.01	Porphyry
	426.5	455	28.5	0.14	trace	1.3		0.008	Porphyry

BAH-55	28	56	28	0.54	0.1	2.7		0.035	Porphyry
	84	148***	64	0.50	0.05	2.6		0.012	Porphyry, minor skarn
	203	222.3	19.3	0.30	0.03	2.2		0.004	Porphyry
	285	307.3	22.3	0.66	0.04	4.6		0.006	Porphyry
	326.6	345.6	19	0.24	0.02	1.6		0.006	Porphyry
	412.4	439.8	27.4	0.20	0.01	1.0		0.002	Porphyry

*Previously reported.

**Includes 48.6 meters of  post mineral dyke.

***Core was lost over an interval of 15 meters from 148 to 163 meters due to unstable ground conditions.

Intervals for holes #53 and 54 are interpreted true widths, drill hole #55 interval are interpreted 75% true width.

February 23, 2006

In total, the top of drill hole #54 intersected 152.4 meters of mineralized porphyry from 14 to 215 meters, with an average grade of 0.53% copper, 0.02 g/t gold, 2.1 g/t silver and 0.02% molybdenum, excluding the post mineral dykes which cut the system.

Of particular significance is that the last set of results indicates that the porphyry complex widens significantly with depth (sections 2NE and 5 NE). This implies that the near surface tonnage potential of the system may be significantly increased from previous interpretation as the porphyry complex locally becomes much wider with depth than its currently mapped surface expression.

Assay results from drilling to date continue to confirm that the porphyry complex carries mineralization with open pit style mining potential on wide sections.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

Field / Rig Update

Drill holes #56 to 58 have been completed and drill holes #59, 60 and 61 are currently being completed.  Drilling is currently progressing well with 3 diamond drill rigs.  Reverse Circulation drilling equipment is still scheduled to arrive on site shortly and RC drilling is anticipated to commence in the coming week.

Corporate

Tyler Resources is pleased to announce that it will be present at the Trade Show of the Prospectors and Developers Association Conference on March 7th and 8th in Toronto.  The Company and its representatives can be found during that time at Booth #1105 in the Metro Toronto Convention Center.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T. and  Mr. Dustin Rainey, B.Sc Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.